AMENDMENT TO
AGREEMENT AND PLAN OF MERGER

This Amendment, dated as of September 12, 2008, is among Driftwood Ventures, Inc., a Delaware corporation (“Parent”), DFTW Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), Zoo Games, Inc. (f/k/a Green Screen Interactive Software, Inc.), a Delaware corporation (the “Company”), and Mark Seremet as representative of the stockholders of the Company.

1.  Reference to Merger Agreement; Definitions. Reference is made to the Agreement and Plan of Merger dated as of July 7, 2008, by and among Parent, Merger Sub, the Company and the Mark Seremet as successor representative of the stockholders of the Company (the “Merger Agreement”). Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

2.  Amendment to Section 1.7(a) of Merger Agreement. Section 1.7(a) of the Merger Agreement is hereby amended by deleting the number “7.063643” in the last line of such section and replacing it with the number “7.023274”, such that Section 1.7(a) reads as follows:

“(a) Each share of the Company’s common stock, par value $0.001 per share (“Company Common Stock”), issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled and retired pursuant to Section 1.10 and any Dissenting Shares (as defined in Section 1.15)) shall be converted automatically into the right to receive that number (expressed as a decimal) of fully paid and non-assessable shares of common stock of Parent, par value $0.001 per share (the “Parent Common Stock”), equal to the Exchange Ratio. For purposes of this Agreement, the “Exchange Ratio” shall initially be 7.023274, subject to adjustment as set forth in Section 1.14.”

3.  Amendment to Section 1.7(c) of Merger Agreement. Section 1.7(c) of the Merger Agreement is hereby amended by deleting the number “2,609,830” of the second line of such section and replacing it with the number “2,609,861”, such that Section 1.7(c) reads as follows:

“(c) Escrow. At Closing, Parent, on behalf of the Company Stockholders, shall deposit, 2,609,861 shares out of the Closing Shares in escrow (the “Escrow Amount”), to be held by the escrow agent pursuant to the terms and conditions of the Escrow Agreement (as hereafter defined). Each Company Stockholder shall be deemed to have contributed his, her or its Pro Rata Portion of the Escrow Amount to provide a source of funding to the Compensated Person for any Losses for which they are entitled to be indemnified pursuant to Article VII. “Pro Rata Portion” of the Escrow Amount shall mean, with respect to each Company Stockholder, that portion of the Escrow Amount equal to a fraction, the numerator of which is the number of Closing Shares to be received by such Company Stockholder pursuant to Section 1.7(b) and the denominator of which is the total number of Closing Shares to be received by all Company Stockholders pursuant to Section 1.7(b).”

4.  Amendment to Section 1.12. Section 1.12 of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“1.12 Company Stock Options and Warrants. At the Effective Time:

334,983 options to purchase shares of Company Common Stock (“Company Options”) outstanding under the Company’s 2008 Equity Incentive Plan (the “Company Incentive Plan”), by virtue of the Merger and without any action on the part of the holders thereof, shall be assumed by Parent in accordance with Section 5.4, and converted into options of Parent as follows: 243,040 options at an exercise price of $2.58 per share, 421,396 options at an exercise price of $2.25 per share and 1,688,240 options at an exercise price of $1.52 per share.

246,243 warrants (“Company Warrants”) to purchase shares of Company Capital Stock (as herein defined) then outstanding, by virtue of the Merger and without any action on the part of the holders thereof, shall be assumed by Parent in accordance with Section 5.4, and converted into warrants to acquire Parent Common Stock as follows: 1,411,186 warrants at an exercise price of $2.84 per share and 318,246 warrants at an exercise price of $2.13 per share.

5.  Amendment to Schedule 2.3(b) of the Company Disclosure Schedule. Schedule 2.3(b) of the Company Disclosure Schedule is hereby deleted in its entirety and replaced with new Schedule 2.3(b) attached hereto.

6.  Amendment to Section 5.4. Section 5.4 of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“Section 5.4 Stock Options; Warrants.

At the Effective Time, 334,983 Company Stock Options shall be assumed by Parent in accordance with Section 1.12. Accordingly, each such Company Stock Option shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Company Stock Option, the same number of shares of Parent Common Stock as the holder of such Company Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such option in full including as to unvested shares, immediately prior to the Effective Time (rounded down to the nearest whole number), at a price per share (rounded up to the nearest whole cent) equal to (i) the aggregate exercise price for the shares of Company Common Stock otherwise purchasable pursuant to such Company Stock Option divided by (ii) the number of full shares of Parent Common Stock deemed purchasable pursuant to such Parent stock option in accordance with the foregoing; provided, however, that, in the case of any Company Stock Option to which Section 422 of the Code applies (“Incentive Stock Options”), the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in order to comply with Section 424(a) of the Code.

At the Effective Time, 246,243 Company Warrants shall be assumed by Parent in accordance with Section 1.12. Accordingly, each Company Warrant shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Company Warrant, the same number of shares of Parent Common Stock as the holder of such Company Warrant would have been entitled to receive pursuant to the Merger had such holder exercised such warrant in full including as to unvested shares, immediately prior to the Effective Time (rounded down to the nearest whole number), at a price per share (rounded up to the nearest whole cent) equal to (i) the aggregate exercise price for the shares of Company Common Stock otherwise purchasable pursuant to such Company Warrant divided by (ii) the number of full shares of Parent Common Stock deemed purchasable pursuant to such Parent warrant in accordance with the foregoing.

As soon as practicable after the Effective Time, Parent shall deliver to the holders of Company Options and Company Warrants appropriate notice evidencing the foregoing assumption and setting forth such participants’ rights pursuant thereto, and the grants shall continue in effect on the same terms and conditions as existed on the date of this Agreement (subject to the adjustments required by this Section 5.4 after giving effect to the Merger). Parent shall comply with the terms of the Company Incentive Plan to ensure, to the extent required by, and subject to the provisions of, such plan, that Company Options which qualified as Incentive Stock Options prior the Effective Time continue to qualify as Incentive Stock Options after the Effective Time.

Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery under Company Options and Company Warrants assumed in accordance with this Section 5.4 and Section 1.12.”

7.  Director Designation. The Company’s right to designate a third director to serve on the Parent’s Board of Directors following the Merger, as set forth in Section 5.7 of the Merger Agreement, shall survive for 60 days following Closing, which director shall be designated by the Stockholder Representative, subject to Parent’s approval of such individual which approval shall not be unreasonably withheld.

8.  Bonuses. With respect to the employment agreements being assumed by Parent, or entered into in connection with the Merger, in the event any bonuses may be paid to certain employees as a result of the achievement of certain performance criteria as may have been set or will be set by the President of the Company, in accordance with such employment agreements, such bonuses shall not be paid unless and until they are approved by Parent’s Board of Directors.

9.  Miscellaneous. Except as otherwise set forth herein, the Merger Agreement shall remain in full force and effect without change or modification. This Amendment may be executed in any number of counterparts, which together shall constitute one instrument, and shall bind and inure to the benefit of the parties and their respective successors and assigns.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the day and year first above written.

DRIFTWOOD VENTURES, INC.

By:	/s/ Charles Bentz
Name: Charles Bentz
Title: Chief Financial Officer

DFTW MERGER SUB, INC.

By:	/s/ Charles Bentz
Name: Charles Bentz
Title: Chief Financial Officer

ZOO GAMES, INC.

By:	/s/ Mark Seremet
Name: Mark Seremet
Title: President

REPRESENTATIVE:

/s/ Mark Seremet
Mark Seremet